ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
January 6, 2011
VIA EDGAR
Ms. Caroline Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carrizo Oil & Gas, Inc. Response to SEC Staff Comments Received by Facsimile dated December 30, 2010
Dear Ms. Kim:
     This letter will serve to confirm our discussion today regarding the response to be submitted by our client, Carrizo Oil & Gas, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by facsimile dated December 30, 2010 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-29187-87). The Company expects to provide such response on or before January 24, 2011. The Company respectfully requested additional time to respond to the Staff’s comments because the Company’s offices were closed from December 30, 2010 through January 4, 2011 and the Company must coordinate its responses with its independent accounting firm and three reserve engineering firms.
     Please contact Hillary Holmes at (713) 229-1508 or Gene Oshman at (713) 229-1178 of Baker Botts L.L.P. with any questions.
     Thank you for your attention to this matter.

BAKER BOTTS L.L.P.
By:	/s/ Hillary H. Holmes
Hillary H. Holmes

cc:	Mr. Paul F. Boling Mr. Gerald A. Morton Carrizo Oil & Gas, Inc.